UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Restaurant Brands International Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76131D103

(CUSIP Number)

Jill Granat

Senior Vice President, General Counsel and Secretary

c/o Burger King Worldwide, Inc.

5505 Blue Lagoon Drive

Miami, Florida 33133

(305) 378-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Bradley Brown, Esq. 3G Capital, Inc. 600 Third Avenue 37th Floor New York, New York 10016 (212) 893-6727	William B. Sorabella, Esq. Joshua N. Korff, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

December 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76131D103	13D	Page 2

1	NAME OF REPORTING PERSON 3G Capital Partners LP 98-1137605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.69%
14	TYPE OF REPORTING PERSON CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 76131D103	13D	Page 3

1	NAME OF REPORTING PERSON 3G Capital Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.69%
14	TYPE OF REPORTING PERSON CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 76131D103	13D	Page 4

1	NAME OF REPORTING PERSON 3G Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.69%
14	TYPE OF REPORTING PERSON PN

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 76131D103	13D	Page 5

1	NAME OF REPORTING PERSON 3G Special Situations Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.69%
14	TYPE OF REPORTING PERSON CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 76131D103	13D	Page 6

1	NAME OF REPORTING PERSON 3G Special Situations Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.69%
14	TYPE OF REPORTING PERSON PN

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares, without par value (the “Common Shares”) of Restaurant Brands International Inc., a corporation continued under the laws of Canada (the “Issuer”), as the reporting company following the completion of the Transactions (as defined below), with its principal executive offices located at 874 Sinclair Road, Oakville, Ontario, Canada L6K 2Y1.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons (the “Reporting Persons”): (i) 3G Capital Partners Ltd., a Cayman Islands exempted company (“3G Capital Partners”); (ii) 3G Capital Partners II L.P., a Cayman Islands limited partnership (“3G Capital Partners II”); (iii) 3G Special Situations Partners, Ltd., a Cayman Islands exempted company (“3G Special Situations GP”); (iv) 3G Special Situations Fund II, L.P., a Cayman Islands limited partnership (“3G Special Situations Fund II”) and (v) 3G Capital Partners LP (“3G Capital Partners LP”).

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5 (b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(b) The principal business address of each of the Reporting Persons is:

c/o 3G Capital, Inc.

600 Third Avenue 37th Floor

New York, New York 10016

(c) 3G Capital Partners LP serves as the investment fund manager of 3G Special Situations Fund II. 3G Special Situations GP serves as the general partner of 3G Special Situations Fund II. 3G Capital Partners II is the parent of, and wholly owns, 3G Special Situations GP. 3G Capital Partners serves as the general partner of 3G Capital Partners II.

(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and control persons of each Reporting Person is set forth on Schedule A. None of the Reporting Persons nor, to the best of their knowledge, any of persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed in Schedule A (except as set forth on Schedule A) has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 12, 2014, pursuant to the Arrangement Agreement and Plan of Merger (the “Arrangement Agreement”), dated as of August 26, 2014, by and among Tim Hortons Inc., a company organized under the laws of Canada (“Tim Hortons”), Burger King Worldwide, Inc., a Delaware Corporation (“Burger King Worldwide”), the Issuer (f/k/a 9060669 Canada Inc. and 1011773 B.C. Unlimited Liability Company), Restaurant Brands International Limited Partnership, a limited partnership organized under the laws of Ontario and subsidiary of the Issuer (f/k/a New Red Canada Limited Partnership and New Red Canada Partnership) (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a subsidiary of Partnership (“Merger Sub”), and 8997900 Canada Inc., a corporation organized under the laws of Canada and a subsidiary of Partnership (“Amalgamation Sub”), Amalgamation Sub acquired all of the outstanding shares of Tim Hortons pursuant to a plan of arrangement (the “Plan of Arrangement”), which resulted in Tim Hortons becoming an indirect subsidiary of both the Company and the Issuer (the “Arrangement”) and Merger Sub merged with and into Burger King Worldwide, with Burger King Worldwide surviving the merger as an indirect subsidiary of both the Issuer and Partnership (the “Merger” and, together with the Arrangement and the related transactions, the “Transactions”).

Upon consummation of the Merger, each share of Burger King Worldwide’s common stock outstanding immediately prior to the effective time of the Merger was converted into the right to receive, if no Exchangeable Election (as described below) had been made with respect to such common stock, 0.99 newly issued Common Shares and 0.01 newly issued Partnership exchangeable units (“Exchangeable Units”). A stockholder of Burger King Worldwide may also have made an election to receive consideration solely in the form of Exchangeable Units (an “Exchangeable Election”), which entitled such stockholder to receive one Exchangeable Unit in exchange for each share of Burger King Worldwide’s common stock. Pursuant to a Voting Agreement, dated as of August 26, 2014, by and between 3G Special Situations Fund II, L.P. (“3G Special Situations Fund II”) and Tim Hortons, 3G Special Situations Fund II, L.P. made an Exchangeable Election in connection with the Merger with respect to all of its shares of Burger King Worldwide’s common stock.

The Common Shares were approved for listing on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “QSR.” The Common Shares began trading on the TSX and the NYSE on December 15, 2014.

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 2 hereto, and incorporated by reference into this Item 3.

Partnership Agreement and Voting Trust Agreement

The Reporting Persons beneficially own Common Shares. Under the terms of the limited partnership agreement of Partnership (the “Partnership Agreement”), any time after the one year anniversary of the Merger, each holder of an Exchangeable Unit will have the right to require Partnership to exchange any or all of the Exchangeable Units held by such person into Common Shares of the Issuer. Accordingly, after the one year anniversary of the Merger, 3G Special Situations Fund II will have the right to convert any or all of Exchangeable Units held by 3G Special Situations Fund II into common shares of the Issuer. If 3G Special Situations Fund II exercises this right, Partnership will repurchase for cancellation each Exchangeable Unit submitted for exchange in consideration for either one common share of the Issuer or a cash amount equal to the Exchangeable Units cash amount, at the sole discretion of the general partner of Partnership (subject to the consent of the Issuer’s conflicts committee in certain circumstances). If 3G Special Situations Fund II were to exchange all of its Exchangeable Units for Common Shares, 3G Special Situations Fund II would own 243,858,915 Common Shares, representing 54.69% of the issued and outstanding Common Shares.

Each Exchangeable Unit holder also has the benefit of a voting trust agreement (the “Voting Trust Agreement”), pursuant to which a trustee (the “Trustee”) holds a special voting share in the Issuer (the “Special Voting Share”) that entitles the Trustee to a number of votes equal to the number of Exchangeable Units outstanding, and the holders of Exchangeable Units are able to direct the Trustee, as their proxy, to vote on their behalf in substantially all votes that are presented to the Issuer’s common shareholders.

The foregoing description of the Partnership Agreement and the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which are filed as Exhibits 4 and 5 hereto, and incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

3G Special Situations Fund II acquired the Exchangeable Units (and beneficial ownership of the Common Shares reported herein) as part of the Transactions described above. Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Transactions described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As a result of the consummation of the Transactions, the Partnership Agreement and the Voting Trust Agreement, 3G Special Situations Fund II beneficially owns and may be deemed to have shared voting and dispositive power with respect to, and each Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 243,858,915 Common Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Exchangeable Units acquired in the Transaction, 3G Special Situations Fund II, that it is the beneficial owner of any of the Exchangeable Units or Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Common Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

(c) Except for the transactions described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues

On June 19, 2012, in connection with the merger of Burger King Worldwide Holdings, Inc., with and into Justice Holdco LLC, and the transactions related thereto, Burger King Worldwide entered into a registration rights agreement with 3G Special Situations Fund II, L.P. (the “3G Registration Rights Agreement”), with respect to its shares of Burger King Worldwide common stock. In connection with the Transactions, Burger King Worldwide assigned, and the Issuer assumed, certain of Burger King Worldwide’s rights and obligations under the 3G Registration Rights Agreement with respect to Common Shares and Exchangeable Units and certain other registrable securities of Issuer and Partnership that 3G Special Situations Fund II may acquire. Pursuant to the 3G Registration Rights Agreement, the Issuer and Partnership has agreed, under certain circumstances, to file a registration statement covering the resale of Common Shares and Exchangeable Units issued to 3G Special Situations Fund II, and, under certain circumstances, 3G Special Situations Fund II, L.P. has demand registration rights and piggyback registration rights.

The foregoing description of the 3G Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 3 hereto, and incorporated by reference into this Item 6.

Except for the arrangements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 3 and Item 4 are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1. Joint Filing Agreement, by and among the Reporting Persons dated as of December 19, 2014.

Exhibit 2. Arrangement Agreement and Plan of Merger, dated as of August 26, 2014, by and among Tim Hortons Inc., Burger King Worldwide, Inc.,, the Issuer (f/k/a 9060669 Canada Inc. and 1011773 B.C. Unlimited Liability Company), the Restaurant Brands International Limited Partnership (f/k/a New Red Canada Limited Partnership and New Red Canada Partnership), Blue Merger Sub, Inc., and 8997900 Canada Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Burger King Worldwide, Inc. on August 29, 2014).

Exhibit 3. Registration Rights Agreement between Burger King Worldwide, Inc. and 3G Special Situations Fund II, L.P., as assigned to the Issuer.

Exhibit 4. Partnership Agreement of Restaurant Brands International Limited Partnership (f/k/a New Red Canada Partnership) (Incorporated by reference to Exhibit 3.5 of the Current Report on Form 8-K filed by the Issuer on December 12, 2014).

Exhibit 5. Voting Trust Agreement, dated as of December 12, 2014, between Restaurant Brands International Inc., Restaurant Brands International Limited Partnership and Computershare Trust Company of Canada (Incorporated by reference to Exhibit 3.6 of the Current Report on Form 8-K filed by the Issuer on December 12, 2014).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2014

3G CAPITAL PARTNERS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS II LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS PARTNERS, LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS FUND II, L.P.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

SCHEDULE A

CERTAIN INFORMATION CONCERNING 3G CAPITAL PARTNERS LTD. AND 3G SPECIAL

SITUATIONS PARTNERS, LTD.

The business address for each of the individuals listed in this Schedule A is 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York 10016.

3G Capital Partners Ltd.

Alexandre Behring (Brazil), Managing Director

Bernardo Hees (Brazil), Director

Bernardo Piquet (Brazil), Director

Claudio Bahbout (Brazil), Director

Daniel Dreyfus (Canada), Director

Daniel Schwartz (US), Director

Munir Javeri (US), Director

Joshua Klivan (US), Director

Paulo Basilio (Brazil), Director

Pedro Drevon (Brazil), Director

3G Special Situations Partners, Ltd.

Alexandre Behring (Brazil), Director

Bernardo Piquet (Brazil), Director

Daniel Schwartz (US), Director